SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2017

Commission File Number: 001-34122

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

China Distance Education Holdings Limited

Form 6-K

Page
Signature	3
Exhibit 99.1 — Press Release dated July 10, 2017	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Distance Education Holdings Limited

By:	/s/ Zhengdong Zhu
Name:	Zhengdong Zhu
Title:	Chief Executive Officer

Date: July 11, 2017

Exhibit 99.1

China Distance Education Holdings Limited Announces

Strategic Investment in Beijing Ruida

BEIJING, China, July 10, 2017 — China Distance Education Holdings Limited (NYSE: DL) (“CDEL”, or the “Company”), a leading provider of online education and value-added services for professionals and corporate clients in China, today announced that it signed a definitive agreement to acquire 40% equity interest in Beijing Ruida Chengtai Education Technology Co., Ltd. (“Beijing Ruida”), a leading provider of exam preparation services for participants in China’s national judicial examination, for a total consideration of RMB192 million ($28.3 million), subject to adjustments under certain pre-agreed conditions. In addition, CDEL has the right, at its option, to further increase its equity interest in Beijing Ruida up to 60% before April 2019 under certain pre-agreed conditions. The acquisition of 40% equity interest in Beijing Ruida is an all-cash transaction, and is expected to close in the fourth quarter of fiscal 2017.

Mr. Zhengdong Zhu, Chairman and CEO of CDEL, said, “Our investment in Beijing Ruida is ideally aligned with our strategy to build industry-leading comprehensive lifelong education verticals. With this investment we immediately strengthen our legal education vertical by adding a prominent national judicial exam preparation provider to our portfolio of education services.” Mr. Zhu added, “Beijing Ruida has enjoyed impressive growth since being launched last year due to its highly acclaimed instructors, best-of-breed educational content, and innovative new media marketing strategy. We welcome the Beijing Ruida team to the CDEL platform.”

Mr. Fengke Liu, Founder and Chairman of Beijing Ruida, said, “We are delighted to have CDEL as our strategic investor. CDEL and Beijing Ruida share the common goal of providing high-quality education services to help professionals advance in their careers. We believe our focus on delivering high-quality educational content and services for participants in China’s national judicial examination will further complement CDEL’s broad array of industry-leading exam preparation services.”

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are not historical facts, but instead are predictions about future events. Future events are inherently uncertain, and our forward-looking statements may turn out to be incorrect. The Company may not realize the anticipated benefits of the investment in Beijing Ruida. The forward-looking statements in this press release speak only as of the date on which they are made, and we assume no obligation to update any forward-looking statements except as required by law.

About Beijing Ruida

Founded in 2016, Beijing Ruida was established by eight highly acclaimed instructors in China’s legal education industry. Beijing Ruida provides exam preparation services and products, including proprietary books and reference materials, for participants in China’s national judicial examination. Beijing Ruida delivers services and products at six campuses in China (Beijing, Shanghai, Nanjing, Hangzhou, Guangzhou, and Shenzhen) as well as through its online platform and a nationwide network of education partners.

About China Distance Education Holdings Limited

China Distance Education Holdings Limited is a leading provider of online education and value-added services for professionals and corporate clients in China. The courses offered by the Company through its websites are designed to help professionals seeking to obtain and maintain professional licenses and to enhance their job skills through our professional development courses in China in the areas of accounting, healthcare, engineering & construction, and other industries. The Company also offers professional education courses for participants in the national judicial examination, online test preparation courses for self-taught learners pursuing higher education diplomas or degrees, test preparation courses for university students intending to take the nationwide graduate school entrance exam, practical accounting training courses for college students and working professionals, as well as online language courses and third-party developed online courses. In addition, the Company provides business services to corporate clients, including but not limited to tax advisory and accounting outsourcing services. For further information, please visit http://ir.cdeledu.com.

Contacts:

China Distance Education Holdings Limited	The Piacente Group | Investor Relations

Investor Relations Department	Brandi Piacente

Tel: +86-10-8231-9999 ext 1805	Tel: +1 212-481-2050

Email: IR@cdeledu.com	Email: dl@tpg-ir.com